Exhibit 99.2

Form of Note

$[ ]	July 10, 2024

For value received, HERAMBA HOLDINGS, INC., a Delaware corporation (the “Borrower”), hereby promises to pay [      ] (the “Lender”) the aggregate unpaid principal amount of [        ] ($[      ]) (the “Principal Amount”) under the Note (as defined in the Loan Agreement referred to below) issued by the Borrower to the Lender, payable at such times, and in such amounts, as are specified in the Loan Agreement.

The Borrower promises to pay interest on the unpaid Principal Amount of this Note on a cash basis from the date above until such Principal Amount is paid in full, at a rate provided in the Loan Agreement (as defined below), and payable in the manner, and at such times, as are specified in the Loan Agreement.

Both principal and interest are payable in lawful money of the United States to the Lender, at such bank as the Lender may designate from time to time in immediately available funds.

This Note is the Note referred to in, and is entitled to the benefits of, the Loan Agreement, dated effective as of July 10, 2024 (said Loan Agreement, as it may be amended, restated, supplemented or otherwise modified from time to time, being the “Loan Agreement”), among the Borrower, the Lender and the other party thereto, and the other Loan Documents referred to therein and entered into pursuant thereto. The Loan Agreement, among other things, (i) provides for the Note of the Borrower in the aggregate unpaid Principal Amount and (ii) contains provisions for acceleration of the maturity of all or a portion of the unpaid Principal Amount of this Note upon the happening of certain stated events and also for prepayments on account of the principal hereof prior to the maturity hereof upon the terms and conditions therein specified.

This Note is non-negotiable. This Note is conditioned as provided in the Loan Documents. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed thereto in the Loan Agreement.

The Borrower, for itself, its successors and assigns, hereby waives (to the extent permitted by applicable law) diligence, presentment, demand, protest and all other notices of any kind, demand, dishonor and non-payment of this Note.

This Note shall be governed by, and shall be construed and enforced in accordance with, the laws of the state of Delaware without regard to conflict of laws principles thereof that would result in the application of any law other than the law of the state of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Note on the day and year first above written.

Heramba Holdings, Inc.

By:
Name:	Hans-Jörg Grundmann
Title:	Secretary and Director